Exhibit 99.1

Golden Star Year End 2014 Results Conference Call

Toronto, ON - February 12, 2015 - Golden Star will be releasing its year end 2014 financial results before market open on February 19, 2015. The Company will host a conference call and webcast to discuss these results on the same day at 10:00 am EST.

The call can be accessed by telephone or by webcast as follows:
Participants - Toll free: +1 888 390 0605
Participants - Toll: +1 416 764 8609
Conference ID (all numbers): 59674439
Webcast: www.gsr.com

Please call in five minutes prior to the conference call start time to ensure a prompt start to the call.

A recording of the conference call will be available until February 26, 2015 by dialing:
Toll Free: +1 888 390 0541
Toll: +1 416 764 8677
Replay Passcode: 674439#

The webcast will also be available after the call at www.gsr.com

Company Profile:

Golden Star Resources (NYSE MKT: GSS; TSX: GSC; GSE: GSR) (“Golden Star” or the “Company”) is an established gold mining company that holds a 90% interest in the Wassa, Prestea and Bogoso gold mines in Ghana. Golden Star has Mineral Reserves of 3.9 million ounces and 6.0 million ounces in Measured and Indicated Mineral Resources. In 2014, Golden Star produced 261,000 ounces of gold and is expected to produce 250,000 - 275,000 ounces in 2015. The Company is pursuing brownfield development projects at its Wassa and Prestea mines that are expected to transform these mines into lower cost producers from 2016 onwards. As such, Golden Star offers investors leveraged exposure to the gold price in a stable African mining jurisdiction with significant development upside potential.

For further information regarding Golden Star’s Mineral Reserves and Mineral Resources, see Golden Star’s Annual Information Form for the year ended December 31, 2013, available on SEDAR at www.sedar.com.

For further information, please visit www.gsr.com or contact:

Angela Parr, Vice President Investor Relations
+1 416 583 3800
investor@gsr.com

Source: Golden Star Resources Ltd.

150 King Street West | Sun Life Financial Tower | Suite 1200| Toronto ON M5H 1J9